August 7, 2015

VIA EDGAR

Ms. Stephanie D. Hui
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-8626

RE:	Clough Funds Trust (the “Registrant” or “Fund”)
File Nos. 333-204408, 811-23059

Dear Ms. Hui,

Thank you for your letter dated June 19, 2015, setting forth comments from the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on the initial registration statement on Form N-1A for the Registrant and its initial series, which was filed on May 22, 2015.

Concurrent with this letter, the Registrant is filing Pre-Effective Amendment No. 1 to its registration statement. Pre-Effective Amendment No. 1 includes: (i) changes made in response to the Staff’s comments; (ii) certain other non-material information not previously included in the initial registration statement; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s comments provided in the June 19, 2015 letter, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

Fees and Expenses of the Fund (p. 3)

1.	Comment: Given that shorting is a principal strategy of the Fund, confirm that short expenses (i.e., dividends paid on stocks sold short) are included in the fee table.

Response: The Registrant has revised the fee table to include a line item for dividend and interest expense on short sales.

2.	Comment: Confirm that the fee waiver arrangement will be in place for at least one year from effectiveness of the Fund’s registration statement.

Response: The Registrant hereby confirms that the fee waiver arrangement will be in place for one year from effectiveness of the Fund’s registration statement.

3.	Comment: Footnote 4 to the fees and expenses table states that “[t]he Adviser is permitted to recover … expenses it has borne pursuant to the waiver arrangement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement.” Clarify that the Adviser’s ability to recover waived expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitations that (1) were in effect at the time the expenses were waived, and (2) are in effect at the time of the repayment.

Response: The Registrant has made the requested change and clarified that the Adviser is entitled to recover, on a class-by-class basis, any fees waived and/or expenses reimbursed under the waiver arrangement if such recovery does not cause such class’s total annual operating expenses to exceed the expense limitations in effect (i) at the time the expenses to be recovered were waived and/or reimbursed and (ii) at the time of such recovery.

4.	Comment: The last sentence in footnote 4 to the fee table states that “[t]he Fund will not be obligated to pay any such deferred expenses more than three years after the end of the fiscal year in which the expense was deferred.” Consider striking “be obligated to pay” from this sentence. As written, the “will not be obligated” language suggests that the Fund could repay waived expenses more than three years after the year in which the expenses were waived. Also, revise “deferred” where it is used in this sentence to “waived.”

Response: The Registrant has modified the language in response to the Staff’s comment.

Portfolio Turnover (p. 4)

5.	Comment: The last sentence states that “[t]here is no portfolio turnover history as of the date of this Prospectus.” Explain supplementally how this statement is not misleading, given that the Fund is the successor to an unregistered investment fund that does have portfolio turnover history.

Response: Instruction 5 of Item 3 of Form N-1A requires that a fund disclose its portfolio turnover rate provided in response to Item 13(a) . Since neither the Fund nor the Predecessor Fund will have reached the end of its first fiscal year of operations as of the effective date of the registration statement, the Fund will not include in its initial prospectus financial highlights in response to Item 13(a) and thus, will not have a portfolio turnover rate to disclose in response to Item 3. Notwithstanding the foregoing, the Registrant has revised the Fund’s prospectus to disclose, along with the Fund’s other Item 9 disclosures, the portfolio turnover rate for the Predecessor Fund for the six-month period ended June 30, 2015. In addition, the Fund has deleted the sentence referenced in the comment.

Principal Investment Strategies of the Fund (p. 4)

6.	Comment: Given that the term “global” is in the Fund’s name, expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the U.S.

Response: The Registrant recognizes that, in connection with the adoption of Rule 35d-1 under the Investment Company Act of 1940, as amended, the Commission explained that it considers the use of the word “global” in the name of an investment company to connote diversification among investments in a number of countries throughout the world. The Registrant notes that it has included language that under normal circumstances, the Fund expects to invest in securities of issuers located in at least three countries (in addition to the United States), consistent with this position. The Registrant supplementally notes that, unless market conditions are deemed unfavorable, it expects that the market value of the Fund’s long and short positions in securities of issuers organized or located outside the United States or doing a substantial amount of business outside the United States (or, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics) will represent at least 30% of the Fund’s net assets.

7.	Comment: The last sentence of the first paragraph on p. 5 discloses the Fund’s expected net exposure range. Consider explaining the significance of the Fund’s expected net exposure range.

Response: The Registrant has added disclosure in response to the Staff’s comment.

Principal Risks of the Fund (p. 5)

8.	Comment: Disclose that loss of money is a risk of investing in the Fund. See Item 4(b)(1)(i) of Form N-1A.

Response: The Registrant respectfully refers the Staff to the last sentence on page 5, which states “[i]t is important to read all the disclosure information provided and to understand that you may lose money by investing in the Fund.”

Performance Information (p. 8)

9.	Comment: We note that the Fund is the successor to an unregistered investment fund that was managed by the Fund’s Adviser and reorganized into the Fund. Advise the Staff what financial information of the Fund and the Predecessor Fund will be included in this Registration Statement and whether this information will be audited or unaudited.

Response: Since neither the Fund nor the Predecessor Fund will have reached the end of its first fiscal year of operations as of the effective date of the registration statement, the registration statement will not include the financial information for the Fund or the Predecessor Fund.

10.	Comment: The third sentence states that “[t]he Predecessor Fund had an investment objective and investment strategies that were, in all material respects, substantially identical to those of the Fund.” Revise the phrase “investment objective and investment strategies” to include policies, restrictions and guidelines. Also modify the phrase “substantially identical” to “equivalent.” See MassMutual Institutional Funds (pub. avail. Sep. 28, 1995).

Response: The Registrant has made the requested changes.

11.	Comment: Disclose that the Predecessor Fund was not subject to the same restrictions applicable to registered investment companies, and disclose the date that the Predecessor Fund transferred its assets to the Fund.

Response: The Registrant has made the requested changes.

12.	Comment: Provide the following information in correspondence:

a.	Describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created.

b.	State whether the Adviser has managed any other unregistered funds or accounts that were materially equivalent to the Fund and state whether such funds or accounts were converted to registered companies. If the Adviser has managed other unregistered funds or accounts that were materially equivalent to the Fund and those funds or accounts were not converted to registered companies, explain why the Predecessor Fund was chosen to be registered.

c.	State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund.

d.	State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

e.	Confirm that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

f.	Confirm that when the performance information of the Predecessor Fund and Fund are reported, the Fund will include the disclosures required in Item 4(b)(2).

Response: The Registrant submits the following in response to the Staff’s comments:

a.	The Predecessor Fund is an unregistered investment fund managed by the Adviser. The Predecessor Fund commenced operations on January 2, 2015 and will reorganize into the Fund at or prior to the time of the Fund’s launch. The Predecessor Fund was created to provide an opportunity for portfolio managers to work together as a newly formed team to pursue a global long/short strategy that the Adviser believed would be attractive to investors. The Predecessor Fund has been managed in a manner that, in all material respects, complies with the investment guidelines and restrictions of the Fund.

b.	The Adviser has not managed any other unregistered funds or accounts that were materially equivalent to the Fund.

c.	The Predecessor Fund is expected to transfer substantially all of its portfolio securities to the Fund at or prior to the time of the Fund’s launch.

d.	The Adviser believes that the Predecessor Fund could have complied with the provisions of Subchapter M of the Internal Revenue Code relevant to the Predecessor Fund’s operations since its inception, and that the Predecessor Fund will continue to be able to comply with such provisions through the date of its reorganization into the Fund.

e.	The Adviser confirms that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

f.	The Fund confirms that when the performance information of the Predecessor Fund and the Fund are reported, the Fund will include the disclosures required in Item 4(b)(2) of Form N-1A.

More on the Fund’s Investments and Related Risks (p. 10)

13.	Comment: On p. 13, the Fund discloses the risks of investing in emerging markets. Disclose the method by which the Fund determines whether a country is an emerging market. For example, one method could be an independent third party list such as FTSE, MSCI, or S&P emerging market lists.

Response: The Registrant has added disclosure in response to the Staff’s comment, providing that the Adviser considers countries to be emerging if they are included in the MSCI Emerging Markets Index.

14.	Comment: On p. 14, under “Portfolio Turnover,” the second sentence states that “the Fund does not engage in active and frequent trading of securities as a principal investment strategy…” However, p. 5 under “Principal Investment Strategies of the Fund” includes the statement that “the Fund may engage in active and frequent trading of portfolio securities,” and a corresponding risk factor is included in the “Principal Risks of the Fund” section. Clarify whether the Fund engages in active and frequent trading of securities as a principal strategy.

Response: The Registrant does not consider active and frequent trading of securities to be a principal investment strategy of the Fund, however, it is a risk of the Fund’s principal investment strategies. Accordingly, the Registrant has removed the disclosure from the description of the Fund’s principal investment strategies, but has not removed the disclosure from the description of the Fund’s principal risks.

15.	Comment: On p. 15, under “Additional Strategies and Risks,” the Fund discloses that it may “generally invest in other types of domestic and foreign securities and use other investment strategies.” Disclose any additional strategies that the Fund intends to pursue and any attendant risks.

Response: The Registrant has removed the quoted disclosure from the prospectus.

Sales Charge When you Purchase Class A or Class C Shares (p. 20)

16.	Comment: In the breakpoint discount table for Class A Shares, include the sales charge as a percentage of the net amount invested. See Item 12(a)(1) of Form N-1A. Also explain that the term “offering price” includes the front end sales charge. See Instruction 1 to Item 12(a)(1) of Form N-1A.

Response: The Registrant has made the requested changes.

Redemption Fees (p. 23)

17.	Comment: The first bullet point indicates that the Fund may waive the short-term redemption fee for “[r]edemptions due to small balance maintenance fees,” however no “small balance maintenance fee” is disclosed in the Prospectus. If the Fund charges a small balance maintenance fee, disclose any such fee in accordance with Instruction 2(d) to Item 3 of Form N-1A.

Response: The Registrant has removed the small balance maintenance fee disclosure.

Clough Funds Trust Privacy Policy (p. 29)

18.	Comment: The placeholder page for the Clough Funds Trust Privacy Policy states at the bottom that “[t]his page is not part of the prospectus.” Delete the statement that it is not part of the prospectus.

Response: The Registrant respectfully declines to make this change. The Registrant supplementally notes that the prospectus is a delivery mechanism to cost-effectively provide the Privacy Policy to shareholders, but such policy is not deemed part of the Fund’s prospectus.

Closing

The Registrant hereby confirms that it will not be submitting an exemptive application or no-action request in connection with the registration statement.

* * *
The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/Abigail J. Murray
Abigail J. Murray, Esq.

cc:	Derek Steingarten, Esq.
Goodwin Procter LLP